UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report
KIMBALL ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

Indiana	001-36454	35-2047713
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
1205 Kimball Boulevard Jasper, Indiana (Address of Principal Executive Offices)		47546 (Zip Code)

Douglas A. Hass
Chief Legal & Compliance Officer, Secretary
(812) 634-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Kimball Electronics, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2022 to December 31, 2022.
The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process are included in our Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at investors.kimballelectronics.com. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

SECTION 3 - EXHIBITS
Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit
Number	Description
1.01	Conflict Minerals Report of Kimball Electronics, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KIMBALL ELECTRONICS, INC.

By:	/s/ DOUGLAS A. HASS
Name:	Douglas A. Hass
Title:	Chief Legal & Compliance Officer, Secretary

Dated: May 24, 2023